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                          INTERLOTT TECHNOLOGIES, INC.
                                55 Technology Way
                       West Greenwich, Rhode Island 02817


                                January 23, 2004


VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549


Re:  INTERLOTT TECHNOLOGIES, INC.
     REQUEST TO WITHDRAW AS REGISTRANT UNDER REGISTRATION STATEMENT ON FORM S-4 FILE NO. 333-111057-02


Ladies and Gentlemen:

         In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Interlott Technologies, Inc. ("Interlott") hereby respectfully requests withdrawal, as to itself only, as a registrant guarantor under the registration statement on Form S-4, File No. 333-111057, as amended (the "Registration Statement"), filed by GTECH Holdings Corporation, with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

         Interlott was one of four guarantors originally included as registrants under the Registration Statement in connection with an exchange offer for GTECH Holdings Corporation's 4.75% Senior Notes due 2010. Subsequent to the filing of the Registration Statement, but before its effectiveness, Interlott was merged with and into GTECH Corporation, which is one of the other guarantors, with GTECH Corporation as the surviving entity. No securities have yet been sold under the Registration Statement.

         Concurrently with this request, the remaining registrants under the Registration Statement (consisting of GTECH Holdings Corporation and three guarantors) are filing an amendment to the Registration Statement that reflects the removal of Interlott as a guarantor.


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         If you have any questions with respect to this letter, please call Gene
McDermott of Edwards & Angell, LLP, counsel to the Registrant at (401) 276-6471.


                                          Sincerely,

                                          GTECH CORPORATION,
                                          as successor to
                                          INTERLOTT TECHNOLOGIES, INC.


                                          By:  /s/ WILLIAM M. PIERI
                                            ------------------------------
                                          Name:   William M. Pieri
                                          Title:  Vice President and Treasurer



cc:    Eugene W. McDermott, Jr., Esq.